Exhibit (a)(3)




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December 27, 2001



TO:          UNIT HOLDERS OF BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") are offering to purchase up to 100,000 Units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                  $15 per Unit

 The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on red paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                              1640 School Street
                           Moraga, California 94556
                           Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) February 11, 2002